Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

U POWET LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2025

The undersigned shareholder of U Power Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “AGM”) and the Proxy Statement, each dated November 6, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 5, 2025 at 9:30 a.m. EST, at 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2024, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the AGM, as set forth in the Notice of the AGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted FOR the proposals that:

1.	Change of Voting Power

AS A SPECIAL RESOLUTION THAT:

the voting power of the Class B ordinary shares of par value of US$0.00001 each be changed from twenty (20) votes for each Class B ordinary share to one hundred (100) votes for each Class B ordinary share.

2.	Adoption of the Third Amended and Restated Memorandum and Articles of Association

AS A SPECIAL RESOLUTION THAT:

the currently effective second amended and restated memorandum and articles of association be amended and restated by the deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Company.

3.	Share Consolidations

AS AN ORDINARY RESOLUTION THAT:

(i)	on a date when the closing market price per the Company’s Class A ordinary shares of par value of US$0.00001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 10 ordinary shares of a par value of US$0.00001 each be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each (the “First Share Consolidation”);

(ii)	subsequently following the First Share Consolidation, on a date when the closing market price per the Company’s Class A ordinary share of a par value of US$0.0001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.0001 each be consolidated into 1 (one) ordinary share of a par value of US$0.002 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 19,997,059.06 Class A ordinary shares of a par value of US$0.002 each, and 5,002,940.94 Class B ordinary shares of a par value of US$0.002 each (the “Second Share Consolidation”);

(iii)	subsequently following the Second Share Consolidation, on a date when the closing market price per the Company’s Class A ordinary share of a par value of US$0.002 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.002 each be consolidated into 1 (one) ordinary share of a par value of US$0.04 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 999,852.953 Class A ordinary shares of a par value of US$0.04 each, and 250,147.047 Class B ordinary shares of a par value of US$0.04 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”); and

(iv)	no fractional shares shall be issued in connection with the Share Consolidations and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from each of the Share Consolidations shall instead be rounded up to the whole number of shares.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

			FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	1.	Change of Voting Power	☐	☐	☐

AS A SPECIAL RESOLUTION THAT:

the voting power of the Class B ordinary shares of par value of US$0.00001 each be changed from twenty (20) votes for each Class B ordinary share to one hundred (100) votes for each Class B ordinary share.

PROPOSAL NO. 2	2.	Adoption of the Third Amended and Restated Memorandum and Articles of Association	FOR	AGAINST	ABSTAIN
			☐	☐	☐
AS A SPECIAL RESOLUTION THAT:

the currently effective second amended and restated memorandum and articles of association be amended and restated by the deletion in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Company.

			FOR	AGAINST	ABSTAIN
PROPOSAL NO. 3	3.	Share Consolidations	☐	☐	☐

AS AN ORDINARY RESOLUTION THAT:

	(i)	on a date when the closing market price per the Company’s Class A ordinary shares of par value of US$0.00001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 10 ordinary shares of a par value of US$0.00001 each be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each (the “First Share Consolidation”);

	(ii)	subsequently following the First Share Consolidation, on a date when the closing market price per the Company’s Class A ordinary share of a par value of US$0.0001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.0001 each be consolidated into 1 (one) ordinary share of a par value of US$0.002 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 19,997,059.06 Class A ordinary shares of a par value of US$0.002 each, and 5,002,940.94 Class B ordinary shares of a par value of US$0.002 each (the “Second Share Consolidation”);

	(iii)	subsequently following the Second Share Consolidation, on a date when the closing market price per the Company’s Class A ordinary share of a par value of US$0.002 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.002 each be consolidated into 1 (one) ordinary share of a par value of US$0.04 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 999,852.953 Class A ordinary shares of a par value of US$0.04 each, and 250,147.047 Class B ordinary shares of a par value of US$0.04 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”); and

	(iv)	no fractional shares shall be issued in connection with the Share Consolidations and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from each of the Share Consolidations shall instead be rounded up to the whole number of shares.

This proxy card must be signed by the person registered in the register of members at the close of business on November 4, 2025, Eastern Standard Time. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.
			☐	☐	☐

Share Owner signs here	Co-Owner signs here

Date: